Exhibit 99.1

Solarfun Announces Completion of Good Energies’ Investment and Related Update of Share Transfer Restrictions

SHANGHAI, China--(BUSINESS WIRE)--Solarfun Power Holdings Co. , Ltd. (“Solarfun”; NASDAQ: SOLF), an established manufacturer of photovoltaic (PV) cells, modules and ingots in China, today announced the completion of Good Energies’ investment and a related waiver of share transfer restrictions.

As previously disclosed on December 4, 2007, Good Energies Investments (Jersey) Limited ("Good Energies") entered into an agreement to purchase 66,745,638 ordinary shares and 281,011 ADSs of Solarfun from certain of Solarfun’s current shareholders, including, among others, 38,634,750 ordinary shares from Yonghua Solar Power Investment Holding Ltd, 6,271,875 ordinary shares from WHF Investment Co., Ltd, 12,574,660 ordinary shares from Citigroup Venture Capital International Growth Partnership, L.P., 686,191 ordinary shares from Citigroup Venture Capital International Co-Investment, L.P., 281,011 ADSs from Brilliant Orient International Limited, and 1,051,912 ordinary shares from LC Fund III, L.P.

Yonghua Solar Power Investment Holding Ltd is owned by Mr. Yonghua Lu, Solarfun’s founder, Chairman and Chief Executive Officer. WHF Investment Co., Ltd is owned by Mr. Hanfei Wang, Solarfun’s Director and Chief Operating Officer. In connection with the share purchase by Good Energies, all the individuals who were parties to the lock-up agreement dated June 20, 2006 agreed to waive the share transfer restrictions on Yonghua Solar Power Investment Holding Ltd and WHF Investment Co., Ltd with respect to any share transfer made to Good Energies or its affiliates. Yonghua Solar Power Investment Holding Ltd's restricted period had also been reduced to one year and WHF Investment Co., Ltd's had been reduced to two years, both measured from the date of the Solarfun's initial public offering in December 2006. In addition, pursuant to a shareholders agreement entered into in connection with the share purchase by Good Energies on December 4, 2007, Yonghua Solar Power Investment Holding Ltd., may not, subject to certain limited exceptions, transfer any of Solarfun’s shares beneficially owned by it during the one year period immediately following the date of such agreement, or transfer more than 50% of the number of Solarfun shares it held on December 27, 2007 during the second one year period following the date of such agreement.

The share transfer was completed at the end of December, 2007. Good Energies and/or its affiliates owned an approximate 34.34% interest, and Yonghua Solar Power Investment Holding Ltd. owned an approximate 15.95% interest in Solarfun as of December 31, 2007.

“I am pleased to see the completion of Good Energies’ investment in our Company,” commented Yonghua Lu. “With the solar industry becoming increasingly competitive on global basis, I look forward to leveraging the experience, knowledge and contacts of the Good Energies team as we seek to improve our competitive position and reach new levels of growth.”

About Solarfun

Solarfun Power Holdings Co, Ltd. manufactures ingots and PV cells and modules and supplies solar system integration services in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

http://www.solarfun.com.cn

About Good Energies

Good Energies is a leading global investor in the renewable energy and energy efficiency industry, focusing on investments in solar energy, wind energy, green buildings and load management. Good Energies is a member of COFRA Group, a privately owned group of companies. The investor is guided by the 3-P-principle (people-planet-profit) and is looking for meaningful long-term investments with outstanding growth potential. Being an investment firm, it seeks to help drive the transition to a low carbon, clean energy economy, including bringing affordable renewable energy to the developing world. Good Energies operates globally with offices in London, New York, Toronto, Washington, D.C., and Zug. The current market capitalization of its portfolio is more than five billion Euros (seven billion US dollars). www.goodenergies.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Solarfun does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT:
Solarfun Power Holdings Co., Ltd.
Paul Combs
V.P. Strategic Planning
Tel: 86-21-6393-8206 / Mobile: 86-138-1612-2768
IR@solarfun.com.cn
or
Christensen
Peter Homstad, 480-614-3026
phomstad@ChristensenIR.com
or
Roger Hu, 852-2117-0861
rhu@ChristensenIR.com
or
Good Energies Inc.
Dr. Alexander Rohde, +41-41560-6660
Corporate Secretary/Spokesperson
alexander.rohde@goodenergies.com
or
Good Energies – U.S. Media
The Abernathy MacGregor Group
Kenny Juarez / Nadine Slater, +1-212-371-5999
kwj@abmac.com / ncs@abmac.com